SALIENT ADVISORS, L.P.

January 21, 2014

To the Trustees of:

Salient Alternative Strategies I Fund

4265 San Felipe Suite 800

Houston, Texas 77027

Re: Expense Limitation Agreement

With reference to the Investment Management Agreement entered into by Salient Advisors, L.P. (the “Adviser”) and Salient Alternative Strategies I Fund (the “Fund”), and the Investment Management Agreement between the Adviser and the Salient Alternative Strategies Master Fund (the “Master Fund”), each as most recently reapproved by the Funds’ respective Boards of Trustees on January 21, 2014, we hereby notify you as follows:

1.	For the period April 1, 2014 through April 30, 2015, the Adviser agrees to waive and/or reimburse the Master Fund for its management fee and, to the extent necessary, bear other expenses, to limit the total annualized expenses of the Fund (excluding fees and expenses of underlying investment funds and investment fund managers, the Fund’s pro rata share of the Master Fund’s borrowing and other investment-related costs and fees, taxes, litigation and indemnification expenses, judgments and other extraordinary expenses not incurred in the ordinary course of business of the Fund or the Master Fund) to the amount of 2.5% of the Fund’s net assets.

2.	The Adviser shall be permitted to recover expenses it has borne pursuant to this agreement (whether through reduction of its management fee or otherwise) in later periods to the extent that the Fund’s expenses fall below the annual rate set forth above. Provided, however, that the Fund is not obligated to pay any such deferred fees more than three years after the end of the fiscal year in which the fee was deferred.

3.	During the periods covered by this letter agreement, the expense limitation arrangement set forth above for the Fund may only be modified by a majority vote of the Trustees of the Fund who are not “interested persons” (as defined under the Investment Company Act of 1940, as amended (the “1940 Act”). Following the term set forth above, this agreement shall automatically renew upon the approval by the Fund’s Board of Trustees of the continuation of the Investment Management Agreements referenced above and shall continue in effect for so long such Investment Management Agreements continue in effect.

4.	We understand and intend that you will rely on this undertaking in preparing disclosure documents and/or filings with the Securities and Exchange Commission for the Fund, in accruing the Fund’s expenses for purposes of calculating its net asset value and for other purposes permitted under Form N-2 and/or the 1940 Act, and expressly permit you to do so.

Very truly yours,

SALIENT ADVISORS, L.P.

By:	/s/ John Blaisdell
John Blaisdell
Managing Director

ACCEPTED AND AGREED TO ON BEHALF OF:

Salient Alternative Strategies I Fund

By:	/s/ Jeremy Radcliffe
Jeremy Radcliffe
Secretary